GLAXOSMITHKLINE CONSU
HEALTHCARE LIMITED

FINANCIAL RESULTS FOR THE QUARTE

ENDED MARCH 31 , 2007

GLAXOSMITHKLINE CONSUMER HEALTHCARE LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED MARCH 31, 2007

PARTICULARS	3 MONTHS ENDED (Unaudited)		AC De
	March 31, 2007	March 31, 2006	
Gross Sales	3,562	3,022	
Less : Excise Duty	297	263	
Net Sales	3,265	2,759	
Other Income	139	72	
Total Revenues	**3,404**	**2,831**	
Expenditure:			
a) (Increase)/Decrease in Stock in Trade	29	188	
b) Consumption of Raw/Packing Materials	1,137	792	
c) Cost of Goods Sold (a+b)	1,166	980	
d) Staff Cost (net)	349	262	
e) Advertising & Promotion	430	399	
f) Other Expenses	696	538	
Total Expenditure (c+d+e+f)	**2,641**	**2,179**	
Operating Profit Before Interest, Depreciation, Amortisation,Taxation	**763**	**652**	
Interest	11	7	
Depreciation	96	93	
Profit Before Amortisation, Taxation	**656**	**552**	
Amortisation of:			
- Patents and Trade Marks (Depreciation)	12	12	
Profit Before Taxation	**644**	**540**	
Provision for Taxation			
- Current Charge	226	189	
- Deferred Tax Charge / (credit)	(18)	(9)	
- Fringe Benefits Tax	13	15	
Profit After Taxation	**423**	**345**	
-Paid Up Equity Share Capital	421	421	
-Face Value of Equity Shares-Rs.	10	10	
-Reserves Excluding Revaluation Reserves			
-Aggregate of Non -Promoter Shareholding			
-Number of Shares	23,903,295	23,903,295	
-Percentage of Shareholding	56.84	56.84	
Basic and Diluted EPS - (Not Annualised for the Quarter) (Rs.)	10.07	8.19	
Interim Dividend Per Share- (Rs.)	-	-	

GLAXOSMITHKLINE CONSUMER HEALTHCARE LIMITED
UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED MARCH 31, 2007

NOTES

(1)The Company's nutritional business is organized and focused in India as a single business segment. Accordingly se
required to be disclosed pursuant to the provision of Accounting Standard 17 on "Segment Reporting" issued by the I
Accountants of India.

(2) There were no investor complaints pending at the beginning and at the end of the quarter. The Company receive
quarter which were duly resolved by the end of the quarter.

(3) Figures of previous quarter have been regrouped wherever necessary, to conform to this quarter's classification.

(4) The above results have been reviewed by the Audit Committee of the Board and approved by the Board of Directo
held on April 27, 2007. The Limited Review by the Statutory Auditors , as required under Clause 41 of the Listing Ag
and the related report dated April 27, 2007 has been forwarded to the Stock Exchanges.

REGD. OFFICE:PATIALA ROAD, NABHA 147201 (PUNJAB).
HEAD OFFICE:DLF PLAZA TOWER, DLF CITY PHASE I,
GURGAON - 122002, HARYANA.

ON BEHALF OF

NABHA
APRIL 27, 2007

ZUBAIR A
MANAGING